Expedia, Inc.

333 108th Avenue N.E.

Bellevue, WA 98004

TripAdvisor, Inc.

141 Needham Street

Newton, MA 02464

October 31, 2011

Via EDGAR

Maryse Mills-Apenteng, Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Expedia, Inc.

TripAdvisor, Inc.

Registration Statement on Form S-4

File No. 333-175828

File No. 333-175828-01

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Expedia, Inc. (“Expedia”) and TripAdvisor, Inc. (“TripAdvisor,” and with Expedia, the “Registrants”) hereby request acceleration of effectiveness of the Registration Statement on Form S-4, as amended (Files No. 333-175828 and 333-175828-01) so that it will be declared effective at 12:00 p.m., Washington, D.C. time on Tuesday, November 1, 2011, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of effectiveness, the Registrants hereby acknowledge the following:

•

Should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The Registrants may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Andy J. Nussbaum at (212) 403-1269, Nancy B. Greenbaum at (212) 403-1339 or Sabastian V. Niles at (212) 403-1366 with any questions you may have concerning this request. In addition, please contact any of the foregoing when this request for acceleration has been granted.

[Signature Pages Follow]

Very truly yours, Expedia, Inc.

By:	/s/ Mark D. Okerstrom
	Name:	Mark D. Okerstrom
	Title:	Executive Vice President, Chief Financial Officer and Secretary

TripAdvisor, Inc.

By:	/s/ Mark D. Okerstrom
	Name:	Mark D. Okerstrom
	Title:	Vice President, Chief Financial Officer, Treasurer and Secretary

cc:	Wachtell, Lipton, Rosen & Katz

Andy J. Nussbaum

Nancy B. Greenbaum

Sabastian V. Niles